THE GUARDIAN INSURANCE & ANNUITY COMPANY INC.

Deferred Income Annuity Payout Option (DIA) Rider

On the DIA Commencement Date, we will begin to make scheduled DIA Payments. Benefits depend on among other things the aggregate dollar amount of all DIA Transfers and the DIA Payment Option elected.

This rider is attached to and made part of the Basic Contract and is subject to all applicable provisions of the Basic Contract. In the case of any conflict between the provisions of the Basic Contract and this rider, the provisions of this rider will control.

RIDER SPECIFICATIONS

DIA DEATH BENEFIT [100% OF TOTAL AMOUNT OF DIA TRANSFERS UNLESS YOU ELECT THE NO DEATH BENEFIT OPTION UNDER THE LIFE ANNUITY WITHOUT GUARANTEED PERIOD. IN THAT CASE, THE DEATH BENEFIT IS ZERO. ]

DIA TRANSFER AMOUNT RULES

The amount available for DIA Transfers is the Accumulation Value of the Basic Contract that is not subject to a Surrender Charge subject to the following additional limitations:

MINIMUM INITIAL DIA TRANSFER AMOUNT: $[5,000.00]

MINIMUM SUBSEQUENT DIA TRANSFER AMOUNT: $[1,000] #

MAXIMUM AGGREGATE DIA TRANSFER AMOUNT: $[1,000,000.00]

MAXIMUM DIA TRANSFER AMOUNT IN A GIVEN CONTRACT YEAR

PRIOR TO THE CONTRACT ANNIVERSARY FOLLOWING INITIAL DIA TRANSFER - $[1,000,000]

CONTRACT YEARS STARTING ON AND AFTER THE CONTRACT ANNIVERSARY FOLLOWING INITIAL DIA TRANSFER – the lesser of $[100,000] or the total amount of DIA Transfers made up to the Contract Anniversary on or next following the date of the initial DIA Transfer.

MAXIMUM ANNUAL NUMBER OF DIA TRANSFERS [15 per year but not to exceed 5 per quarter or 3 per month]

MAXIMUM ANNUITANT’S AGE AT TIME OF INITIAL DIA TRANSFER: [83] or [68] or [70]

#	This amount may be less if there is an automated DIA Transfer program in place at the time of the transfer and the annual amount to be transferred under this program is no less than this amount.

Annuity Mortality Table: [Annuity 2000 Mortality Table]

Interest Rate Change Index: [Composite Yield on Seasoned Corporate Bonds, as published by Moody’s Investors Service, Inc. using the rate in effect 3 Business Days prior to the date of the initial request for the change to the DIA Commencement Date.]

DIA Commencement Date Change Factor: [1.50%]

Definitions

Terms used in this rider that are not described below have the meaning ascribed in the Basic Contract to which this rider is attached.

Annuitant: The person named under the Basic Contract as the Annuitant.

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DIA Commencement Date – This is the date chosen by the Owner on which DIA Payments will begin. The DIA Commencement Date is elected at the time of the initial DIA Transfer request and cannot be subsequently changed unless the Changing the DIA Commencement Date provision is exercised. The DIA Commencement Date must be more than 24 months from the date of the initial DIA Transfer. The latest DIA Commencement Date is the earlier of: (1) 40 years from the date of the initial DIA Transfer; or (2) the Annuitant’s age 85 (age 70  1/2 if the Basic Contract is subject to required minimum distribution rules established under the Internal Revenue Code).

DIA Payment - A regularly scheduled payment that is payable to the DIA Payee under the terms of this rider. The amount of this payment is equal to the sum of the DIA Transfer Purchase Amounts.

DIA Payment Guaranteed Period End Date: For DIA Payment Options that have a guaranteed period, the date on which any guaranteed period will end. While DIA Payments will continue beyond this date if the Annuitant is still living, this date will be the earliest date on which DIA Payments end unless the present value of remaining payments is received by the Beneficiary due to the death of the Annuitant. For DIA Payment Options that offer a Refund Certain, this is the date on which the accumulated DIA Payments equals the total of all DIA Transfers. This date may change if the right under the Changing the DIA Commencement Date Change provision is exercised.

DIA Payment Option: An option under which DIA Payments are made in accordance with the provisions of this rider. The list of available options is set forth in the DIA Payment Options provision. The DIA Payment Option is chosen at the time of the initial DIA Transfer request. After the initial DIA Transfer has been processed, and the right to cancel said transfer has expired without exercise, the DIA Payment Option cannot be changed.

DIA Payee – The person(s) named by the Owner to receive DIA Payments. In the absence of a named DIA Payee, the Owner will be the DIA Payee.

DIA Transfers - Transfers of Accumulation Value under the Basic Contract to this rider. DIA Transfers are subject to any requirements and limitations stated in this rider. The initial DIA Transfer is the first transfer under this rider and is the time the Owner chooses the DIA Commencement Date and Annuity Payment Option. An assignee under the Basic Contract may not make a DIA Transfer. See DIA Transfers provision for more details.

DIA Transfer Purchase Amount - The amount of the DIA payment purchased as the result of a DIA Transfer.

Replacement Ratio: (a) divided by (b), where (a) is the present value of the remaining payments; and (b) is the present value of remaining payments calculated on the basis of the current pricing assumptions used in the determination of prices for the same type of annuity payments and for new contracts of the same class of contracts. If new contracts of such class of contracts are not currently being issued, then this amount will be calculated on the basis of our current assumptions for new annuitizations of the same type of annuity payments. The current Replacement Ratio is the Replacement Ratio as of the date of the calculation.

DIA TRANSFERS

The Rider Specifications section shows the limits applicable to DIA Transfers. These limits may be exceeded only with our consent. We will not accept any DIA Transfer requests if the Annuitant is not living on the date that we receive the request. While this rider is in force and after the initial DIA Transfer has been processed, and the right to cancel said transfer has expired without exercise, the Annuitant cannot be changed. We reserve the right not to accept DIA Transfer requests that would result in a violation of any applicable required minimum distribution rules described in the Internal Revenue Code.

Each DIA Transfer Purchase Amount will increase the amount of the DIA Payment. Each DIA Transfer Purchase Amount is based on:

•	the purchase rates in effect at the time the DIA Transfer is received at our Customer Service Office in Good Order;

•	the age of the Annuitant at the time the DIA Transfer is received at our Customer Service Office in Good Order;

•	the DIA Commencement Date;

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•	the DIA Payment Option;

•	for a Non-Qualified Contract, the sex of the Annuitant; and

•	any other options selected at the time of the initial DIA Transfer request.

Within 30 days of a DIA Transfer, we will provide you with a written confirmation stating the amount of the DIA Transfer, the DIA Transfer Purchase Amount, the DIA Payment Option, and the DIA Commencement Date.

You may request to cancel the DIA Transfer. Notice of such request must be received at our Customer Service Office no later than the 10th day after your receipt of the confirmation. Upon receipt in Good Order of your request to cancel the DIA Transfer we will cancel the DIA Transfer and the DIA Transfer Purchase Amount will be void. If a DIA Transfer is cancelled, we will allocate the amount of the DIA Transfer back to the Allocation Options of the Basic Contract in the same proportion as the current Accumulation Value. If there is no Accumulation Value at the time of the cancellation, we will allocate the amount of the DIA Transfer back to the Allocation Options in the same proportion as the Accumulation Value immediately prior to the last DIA Transfer. Any death benefit provided by the Basic Contract or any other death benefit rider that may be attached to the Basic Contract will be reestablished as if the DIA Transfer had not occurred. If a DIA Transfer has been cancelled the Owner may not make another DIA Transfer for 90 days from the date that the DIA Transfer was cancelled.

Initial DIA Transfer

The initial DIA Transfer cannot be made prior to the second Contract Anniversary and must meet the DIA Transfer rules set forth in the Rider Specifications section. At the time of the initial DIA Transfer, the Owner will elect the DIA Payment Option and frequency, and DIA Commencement Date. The DIA Payments will be based on the Annuitant under the Basic Contract at the time of the initial DIA Transfer. Unless the initial DIA Transfer is cancelled in accordance with the DIA Transfers provision or this rider is terminated due to the death of an Annuitant, the Annuitant cannot be changed once the initial DIA Transfer has been made.

Subsequent DIA Transfers

We will accept subsequent DIA Transfers that meet the DIA Transfer rules set forth in the Rider Specifications section. However, we will not accept DIA Transfer requests in the 12 months prior to the DIA Commencement Date.

Effect of DIA Transfers on Basic Contract

All DIA Transfers will be treated as withdrawals under the Basic Contract except that the DIA Transfer will reduce the Chargeable Premium by the amount of the DIA Transfer that was part of the Free Withdrawal Amount under the Basic Contract. A subsequent cancellation of a DIA Transfer will cause the Chargeable Premium to be increased by the amount that it was decreased by when the DIA Transfer was first affected.

Changing the DIA Commencement Date

Unless the DIA Payment Option is Life without Guaranteed Period, you may be able to change the DIA Commencement Date in accordance with the terms of this provision. You may request to change the DIA Commencement Date to a new date that is no more than 5 years prior to or 5 years after the DIA Commencement Date elected at the time of the initial DIA Transfer. The new DIA Commencement Date must also meet the requirements described in the definition of DIA Commencement Date and cannot be within 60 days of the last DIA Transfer or within 12 months of the date of the initial DIA Transfer. The written request for such a change must be received at our Customer Service Office in Good Order no later than 14 days prior to the new DIA Commencement Date.

If the change is to a DIA Commencement Date that is earlier than the current DIA Commencement Date, no further changes can be made to that date. If the change is to a DIA Commencement Date that is later than the current DIA Commencement Date you may change the date one additional time. For that subsequent change, the new DIA Commencement Date must be no earlier than the DIA Commencement Date established at the time of the initial DIA Transfer and no later than the then current DIA Commencement Date.

We will send you written notification of the change in DIA Commencement Date including the amount of the new DIA Payment.

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The DIA Payment will be adjusted based on the new DIA Commencement Date. The DIA Payment will be adjusted on an actuarially equivalent basis. The DIA Payment will be determined based on the Annuity Mortality Table and Interest Rate Change Index set forth in the Rider Specifications section. The Interest Rate Change Index will be adjusted by the DIA Commencement Date Change Factor set forth in the Rider Specifications section. If the DIA Commencement Date is changed to a date earlier than the then current DIA Commencement Date, we will increase the Interest Rate Change Index by the amount of the DIA Commencement Date Change Factor. If the DIA Commencement Date is changed to a date later than the then current DIA Commencement Date, we will lower the Interest Rate Change Index by the DIA Commencement Date Change Factor but not to a percentage that is less than zero.

If the Interest Rate Change Index shown in the Rider Specifications section is discontinued, we may substitute a comparable index subject to any regulatory approval that may be required. We will notify you or any assignee of record before a substitute index is used.

DEATH OF OWNER OR ANNUITANT

Notwithstanding any provision of this rider to the contrary, no payment of benefits will be allowed that does not satisfy the requirements of section 72(s) of the Code, as amended from time to time, for Non-Qualified Contracts or section 401(a)(9) of the Code, as amended, for Qualified Contracts.

Upon the death of the Annuitant prior to the DIA Commencement Date which causes a death benefit to be payable under the Basic Contract, this rider ends and any DIA Death Benefit set forth in the Rider Specifications section will increase the amount of the death benefit provided under the Basic Contract or death benefit rider that may be attached to the Basic Contract and will be paid out in accordance with the terms of the Death Benefit provision of the Basic Contract.

Upon the death of the Annuitant prior to the DIA Commencement Date which does not cause a death benefit to be payable under the Basic Contract, this rider ends and any DIA Death Benefit set forth in the Rider Specifications section will be credited to the Allocation Options in accordance with the allocation instructions under the Basic Contract in effect at that time if the Annuitant’s death.

Upon the death of an Owner who is not also the Annuitant prior to the DIA Commencement Date, if the Spousal Continuation provision of the Basic Contract is exercised, the benefits under this rider will continue on the spousally continued Basic Contract. If the Spousal Continuation provision of the Basic Contract is not exercised then the DIA Death Benefit set forth in the Rider Specifications section will increase the amount of the death benefit provided under the Basic Contract or any death benefit rider that may be attached to the Basic Contract and will be paid out in accordance with the terms of the Death Benefit provision of the Basic Contract.

Notwithstanding the above, in the event a death benefit is paid under this rider prior the DIA Commencement Date and the Accumulation Value of the Basic Contract is zero, any death benefit payable under this rider will be paid to any Beneficiaries in a lump sum.

Upon the death of the Annuitant on or after the DIA Commencement Date, DIA Payments will stop unless such death occurs prior to the DIA Payment Guaranteed Period End Date. In that case, DIA Payments will continue as described in the applicable DIA Payment Option provision.

Upon the death of an Owner on or after the DIA Commencement Date, any remaining portion of the interest in the DIA Payments will be distributed at least as rapidly as under the method of distribution used as of the date of death.

DIA Payments

On the DIA Commencement Date, if a death benefit would not otherwise be payable due to the death of an Owner or Annuitant prior to the DIA Commencement Date, we will begin to make DIA Payments under the DIA Payment Option selected at the time of the initial DIA Transfer. The amount of the DIA Payment is equal to the total DIA Payments purchased through all DIA Transfers. You may elect the frequency of payments to be monthly, quarterly, semi-annually or annually. You may change the frequency of DIA Payments if we receive a written request in Good Order at our Customer Service Office at least 60 days prior to the DIA Commencement Date. The frequency of DIA Payments may not be changed on or after the DIA Commencement Date.

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DIA Payee

We make DIA Payments to the DIA Payee(s). Unless otherwise elected by the Owner, the Owner is the sole DIA Payee. The Owner, subject to our approval and in accordance with the provisions of this rider, may elect to name a new DIA Payee. If a new DIA Payee is named, we will begin making payments to the new DIA Payee once we receive written notification at our Customer Service Office in Good Order of the new DIA Payee. Any change of DIA Payee is effective on the date the notice of change is signed. However, this change will not apply to any payments made or actions taken by us on or before the Valuation Date we receive notice of the change at our Customer Service Office in Good Order. In addition, the DIA Payee may change if:

•	there is a change of Owner; or

•	a DIA Payee dies.

In either case, unless otherwise elected by the Owner in a written notice received at our Customer Service Office in Good Order, the Owner becomes the new DIA Payee.

If we have reason to believe that the Annuitant is no longer living and any DIA Payment Guaranteed Period End Date has ended, we may suspend DIA Payments until such time that we receive information that an Annuitant remains alive. In addition, if we do not have the necessary information in order to make a DIA Payment to any new Owner or DIA Payee, we may suspend DIA payments for that new Owner or DIA Payee until the necessary information is received in Good Order at our Customer Service Office. Once such information is received, any suspended DIA Payments will be paid to the appropriate DIA Payee.

DIA Payment Options

You may elect to receive DIA Payments from one of the following options.

Life Annuity without Guaranteed Period

We will make DIA Payments during the lifetime of the Annuitant. We do not guarantee a minimum number of DIA Payments under this option. You may elect to have no death benefit paid prior to the DIA Commencement Date under this option. If no death benefit is elected, this rider ends with no benefits payable upon the death of the Annuitant.

Life Annuity with Guaranteed Period

We will make DIA Payments during the lifetime of the Annuitant. Payments are guaranteed for the number of full years chosen in the initial DIA Transfer request. The guaranteed period cannot be less than [5] years or more than the lesser of [30] years or 100 minus the Annuitant’s age on the DIA Commencement Date. For Qualified Contracts, the guaranteed period cannot exceed the Annuitant’s life expectancy as determined under the Internal Revenue Code. If the Annuitant dies before the DIA Payment Guaranteed Period End Date, we will pay the balance of the payments for the remainder of that period to the Owner, unless the Owner elects to be paid the present value of the current dollar amount of the then remaining guaranteed DIA Payments for that period in a lump sum.

Life Annuity with Refund Certain

We will make DIA Payments during the lifetime of the Annuitant. Payments are guaranteed until the amount of the accumulated DIA Payments equal the total DIA Transfers. If the Annuitant dies before the DIA Payment Guaranteed Period End Date (the date the total DIA Payments equals the total amount of DIA Transfers), we will pay the balance of the payments in a lump sum unless the Owner elects to continue to receive DIA payments until the DIA Payment Guaranteed Period End Date.

Present Value of Remaining Payments Upon Death of Annuitant

If the Annuitant dies on or after the DIA Commencement Date but prior to any applicable DIA Payment Guaranteed Period End Date, during the 6 month period beginning on the date we receive notice of such death (the “Election Period”), the Owner has the option to elect to receive all remaining guaranteed DIA Payments in a lump sum. For certain DIA Payment Options, the lump sum payment will be the present value of the remaining DIA Payments and as such will be for an amount less than the sum of the remaining DIA Payments payable through the DIA Payment Guaranteed Period End Date. The interest rate used to compute the present value of such remaining DIA Payments will be the average of the Monthly Average of the Composite Yield on Seasoned Corporate Bonds, as published by Moody’s Investors Service, Inc. for the 12 months preceding the calendar month ending one month before the first day of the month in which the request for the lump sum is received rounded to the nearest 1/20th of a percent, plus 1%. If the above index is discontinued, we may substitute a comparable index subject to any regulatory approval that may be required. We will notify you or any assignee of record before a substitute index is used. The present value of the remaining guaranteed DIA Payments will be determined as of the date we receive written request at our Customer Service Office in Good Order.

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During the Election Period, the Owner may request information on the calculation of the present value of any remaining DIA Payments. Within 15 days of our receipt of such request, we will provide the following: (a) the present value of the remaining DIA Payments; (b) an explanation of how the present value of the remaining DIA Payments was calculated; (c) the current Replacement Ratio and (d) the paperwork necessary to process a lump sum payment request.

If the Owner requests to receive a lump sum payment of the present value of the remaining DIA Payments prior to receiving the information described above, we will send the information within 15 days of our receipt of such request. The Owner may then elect to receive the lump sum payment by submitting the completed paperwork in Good Order to our Customer Service Office. We will send the Owner the lump sum payment within 15 days of our receipt of such paperwork.

Payment Acceleration Feature

For DIA Payment Options other than Life Annuity without Guaranteed Period and when the Basic Contract is not subject to required minimum distribution rules established under the Internal Revenue Service, an Owner may elect to accelerate five monthly DIA Payments in one lump sum subject to the following conditions:

•	this rider is in effect;

•	the request is made after the DIA Commencement Date;

•	The Owner is at least age 59 1/2; and

•	the frequency of DIA Payments is monthly.

The accelerated DIA Payment will be paid on the next scheduled DIA Payment date following receipt of the request for acceleration at our Customer Service Office in Good Order. The payment on that DIA Payment date will consist of the accelerated DIA Payment plus the regularly scheduled DIA Payment.

We will stop scheduled DIA Payments after the payment of the accelerated DIA Payment is made. Scheduled DIA Payments will resume on the DIA Payment date next following the last accelerated DIA Payment. Such Acceleration of DIA Payments can occur only one time during the life of the Basic Contract.

You may not elect to accelerate DIA payments on or after six months prior to the DIA Payment Guaranteed Period End Date.

State Annuity Tax

We may deduct any state annuity taxes from DIA Transfers. If we do so, the amount of that tax will be deducted from the DIA Transfer at the time the transfer is made and prior to determining the DIA Transfer Purchase Amount applicable to that Transfer.

Proof of Age and Survival

We have the right to require satisfactory proof in Good Order of the age of an Annuitant and that an Annuitant is living when a payment is contingent upon the Annuitant’s survival. We will not require proof more than once in a 12-month period. If we request proof, we have the right to discontinue DIA Payments until we receive proof in Good Order at our Customer Service Office.

Notice of Death

We require that the death of an Annuitant, Owner, DIA Payee or Beneficiary must be reported to our Customer Service Office as soon as reasonably possible. We are entitled to recover any overpayments made to a DIA Payee due to the failure to provide timely notification of such death.

Protection of Benefits

To the extent permitted by law, the payments made under a DIA Payment Option will not be subject to encumbrance, or to the claims of creditors or legal process.

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Reports to the Owner

We will provide a written report to the Owner at least once each contract year, without charge. The annual report will include the following information as of the most recent Contract Anniversary:

•	the amount of any DIA Transfers and the DIA Transfer Purchase Amount, by date received; and

•	the DIA Payment and the DIA Commencement Date.

The report will also include any other information required by the jurisdiction in which this contract is delivered.

The Guardian Insurance & Annuity Company, Inc.

Secretary

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